UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Gaiam, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share	Options to purchase Class A Common Stock
(Title of Class of Securities)	(Title of Class of Securities)

36268Q103	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

John Jackson

Vice President of Corporate Development and Secretary

833 West South Boulder Road

Louisville, Colorado 80027

(303) 222-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Thomas R. Stephens, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,000,000	$9,365.10

*	Estimated solely for purposes of determining the filing fee. The transaction value is based on the offer to purchase up to an aggregate of 12.0 million (i) shares of Class A Common Stock, par value $0.0001, of the Issuer at a purchase price of $7.75 per share in cash, or (ii) options to purchase shares of Class A Common Stock of the Issuer at a purchase price of $7.75 per share, less any applicable option exercise price, in cash.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, issued August 27, 2015, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Gaiam, Inc., a Colorado corporation (“Gaiam” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase in cash up to an aggregate of 12.0 million (i) shares of its issued and outstanding Class A Common Stock, $0.0001 par value per share (the “Shares”), at a price of $7.75 per Share, or (ii) vested and exercisable options to purchase shares of its Class A Common Stock (each, an “Option”) at a purchase price equal to $7.75 per Option, less the applicable exercise price of such Option, in the case of each of the Securities, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2016 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) and the related Election to Tender Options (“Election to Tender Options”), copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(F), respectively, and which, as amended or supplemented from time to time, together constitute the “Offer.” This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

The Offer is contingent upon the closing of the sales by Gaiam of all of the assets and liabilities primarily related to, or used in, Gaiam’s fitness, yoga and wellness consumer products business, referred to in the Offer as the “Brand Business” (the “Brand Business Sales”).

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal, and the Election to Tender Options, including all appendices, schedules, annexes, and exhibits thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1. Summary Term Sheet.

The information set forth in the section titled “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Gaiam, Inc., a Colorado corporation. The address of the Company’s principal executive offices is 833 West South Boulder Road, Louisville, Colorado 80027. The Company’s telephone number is (303) 222-3600. The information set forth in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) The classes of securities are (i) Shares of Gaiam, which are listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “GAIA” and (ii) Options of Gaiam. As of May 19, 2016, there were 19,151,630 Shares, 5,400,000 Class B Common Stock shares, and 1,482,213 Options issued and outstanding. Of the outstanding Options, 923,433 Options were vested and exercisable as of May 19, 2016, and 1,126,773 are expected to be vested and exercisable as of June 27, 2016, which is the expiration date of the Offer. Of the 1,126,773 Options expected to be vested and exercisable as of June 27, 2016, 1,113,373 have an exercise price less than the Purchase Price. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Gaiam, Inc. is the filing person and subject company. The information set forth in Item 2 of this Schedule TO is incorporated herein by reference. The information set forth in Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Securities; Purchase Price; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Securities; Purchase Price; Proration”), Section 5 (“Purchase of Securities and Payment of Purchase Price”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Securities; Purchase Price; Proration”), Section 3 (“Procedures for Tendering Securities”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Securities”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Securities”) and Section 5 (“Purchase of Securities and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in Section 1 (“Number of Securities; Purchase Price; Proration”) and in Section 5 (“Purchase of Securities and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Securities”) and Section 12 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 8 (“Source and Amount of Funds”), Section 9 (“Certain Information Concerning the Company”) and Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) and (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) The information set forth in Section 16 titled “Financial Statements” of the Offer to Purchase is incorporated herein by reference. The Company’s annual report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2015, filed with the SEC on March 15, 2016, and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016, are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)(1), (2), and (3) Annex A sets forth pro forma information disclosing the effect of the Offer to Purchase on the Company’s balance sheet as of March 31, 2016, and the Company’s book value per share as of March 31, 2016.

ITEM 11. Additional Information.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information set forth in Section 10 (“Interests of Directors, Executive Officers and Affiliates; Accelerated Vesting of Options Upon the Closing of the Brand Business Sales; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 13 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal and Election to Tender Options, copies of which are filed as Exhibits (a)(l)(A), (a)(1)(B) and (a)(l)(F) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information set forth in the Preliminary Information Statement, filed with the Securities and Exchange Commission on May 17, 2016, as amended and supplemented from time to time, including the information contained under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information,” relating to the effect of the Brand Business Sales (as defined in the Offer to Purchase), is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 20, 2016.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Notice of Guaranteed Delivery.

(a)(1)(F)	Election to Tender Options.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Gaiam, Inc. on May 10, 2016, incorporated by reference to exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 10, 2016.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-K, as filed with the SEC on May 10, 2016 (hereby incorporated by reference).

(b)	Not applicable.

(d)(1)	Membership Interest Purchase Agreement dated as of May 10, 2016 by and among Gaiam, Inc., Stretch & Bend Holdings LLC, a Delaware limited liability company, and Sequential Brands Group, Inc., a Delaware corporation (incorporated by reference to Annex A to the Company’s Preliminary Information Statement, as filed with the SEC on May 17, 2016, as amended and supplemented from time to time).

(d)(2)	Asset Purchase Agreement by and among Gaiam, Inc. and Fit for Life LLC, a Delaware limited liability company, dated as of May 10, 2016 (incorporated by reference to Annex B to the Company’s Preliminary Information Statement, as filed with the SEC on May 17, 2016, as amended and supplemented from time to time).

(d)(3)	Gaiam, Inc. 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement dated March 13, 2009).

(d)(4)	Gaiam, Inc. Amended and Restated 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit B to the Company’s proxy statement dated March 13, 2009).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAIAM, INC.

By:	/s/ John Jackson
Name:	John Jackson
Title:	Secretary

Date: May 20, 2016